UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period November 2006         File No. 0-31204

Golden Goliath Resources Ltd.

(Name of Registrant)

Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

(Address of principal executive offices)

1.

News Release dated November 16, 2006

2.

News Release dated November 22, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: December 21, 2006	By: /s/ J. Paul Sorbara J. Paul Sorbara, President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE November 16, 2006 PR 19/06

TSX.V : GNG US:GGTH-F

INITIAL DRILL RESULTS FROM SAN TIMOTEO

The Company is pleased to report that it has now received fire assay results from Chemex Laboratories for the first five diamond drill holes completed on its 100% owned San Timoteo property located in the Uruachic mining camp, Chihuahua Mexico. This program consists of short holes to conduct geochemical tests in an area previously inaccessible to drill rigs. The purpose was to better understand the mineralization and structure in order to more precisely delineate targets for deeper drilling.

The first four of these shallow holes (ST-D-06-2, 5, 6 & 7), were completed in a 100 metre wide area in the vicinity of the old San Timoteo mine workings. The other hole for which assay results have been received was collared approximately 300 metres northeast of the first group, about 250 vertical metres above the old San Martin mine workings. The area of the first group of holes is underlain by silicified, felsic volcanic rocks with disseminated pyrite and intrusive tourmaline breccia. Three of these four holes returned significant silver and anomalous to highly anomalous gold values.

The hole above the San Martin mine workings (ST-D-06-8) was collared in a zone of epithermal breccia that is exposed on surface for a width of about 25 metres, and is hosted in a silicified, dacite porphyry. More exposures of this type of breccia occur about 125 metres to the north and are currently being tested. This hole, which returned very encouraging results, exhibits intense argillic alteration with iron oxides near surface and contains pyrite, galena, epidote and some quartz veining at deeper levels. A summary of the significant results, including total hole depths and mineralized intervals is given in the table below.

The Company is very encouraged with these results and plans to complete several more short holes on the San Timoteo property and two more in the Reforma property during this phase of the program. Some of these have already been completed and the samples have been sent to the lab. These drill holes will be followed up with much deeper drill holes when a suitable drill rig becomes available.

Drill Hole	Total Hole Depth (m)	Interval (metres)	Length (metres)	Grade (gms/tonne gold)	Grade (gms/tonne silver)
ST-D-06- 5	15.40	4.40 -15.40	11.0	0.09	24.13
Including		7.40 – 9.35	2.35	0.20	24.59

ST-D-06- 6	20.50	7.70 – 20.50	12.8	0.07	16.26

ST-D-06- 7	19.70	0.00 – 19.70	19.70	0.13	27.91
including		7.30 – 11.40	4.10	0.17	50.39

ST-D-06- 8	47.45	0.00 – 5.30	5.30	1.47	103.66
		5.30 – 30.90	25.60	0.24	62.79
including		18.00 – 30.90	12.90	0.30	69.39

2

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at: www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V: GNG

November 22, 2006     PR 20/06

US:GGTH-F

EXPLORATION CONTINUES AT SAN TIMOTEO AND LAS BOLAS

The Company is pleased to report that exploration work is continuing at both the San Timoteo and Las Bolas properties in the Uruachic mining camp located in north western Mexico. At San Timoteo, drilling is still ongoing with at least three more short holes to be completed near the old mine workings. The drill rig will then be moved some 2.5 kilometres west for the first drill tests of a strong gold and silver geochemical anomaly located in the north eastern part of the La Reforma property. Core samples from several more holes are now with Chemex Laboratory.

At Las Bolas, a new survey grid between the Las Bolas and El Manto mine workings has been completed in preparation for the geophysics crew. Induced Polarization and magnetic surveys will be completed to help define additional drill targets for the drilling that is planned to follow up high grade intersections near the old El Manto mine ( 597.00 grams silver/tonne, or 19.2 oz silver/tonne, over 3.06 metres; 59.33 grams silver/tonne over 4.57 metres and 69.50 grams silver/tonne over 3.06 metres in hole BRC 06–10 b; and 93.00 grams silver/tonne over 1.53 metres in hole BRC 06-10 c) obtained during the reverse circulation drilling conducted this past Spring. The results from the Spring drill program were encouraging, with significant silver and gold values received across the 1,200 by 600 metre zone tested in the Las Bolas area. The first holes near the El Manto mine confirmed the Company’s belief that there is potential for both gold and silver mineralization at depth beneath the other old workings, such as the old Las Bolas and Gambusino mines. Significant potential has also been confirmed further east on the Mesa Seca plateau, where another 19 old shaft sites and workings have been identified. The Company is currently searching for the proper drill rig to conduct this next phase of exploration.

Work is also now underway to excavate some of the vertical shafts near the Las Bolas mine, including the Arbolito shaft where samples of extremely high grade silver sulphide ore were found in the old dumps. At least one additional tunnel will also be rehabilitated and sampled.

The Company is also pleased to announce that a corporate video about the Uruachic camp can be found on the Company’s website as well as on the Free Market News Network (www.FMNN.com).

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at:

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.